OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ZipZap, Inc.

21 Orinda Way
#C-260
Orinda, CA 94563

www.zipzap.me

zipzap

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to Common Stock when the company raises $5,000,000 in a qualified equity financing

Maturity Date: December 31, 2019

$20M valuation cap

5% discount rate

5% yearly interest rate

Maximum ($100,000) of Convertible Notes

Minimum ($10,000) of Convertible Notes

Company	ZipZap, Inc.
Corporate Address	21 Orinda Way, #C-260, Orinda, CA 94563
Description of Business	Global money transfer app
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$500

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in ZipZap,Inc. ("Company"). The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000 in qualified equity financing. The highest conversion price per share is set based on a $20M company valuation cap or if less, then you will receive a 5% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the Company or convert into stock.

The 10% Bonus for StartEngine Shareholders

ZipZap, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest **within a 24-hour window of their campaign launch date.** For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

ZipZap is a digital remittance app. We use a combination of SWIFT and blockchain technology to deliver the easiest, fastest, cheapest and most reliable money transfer experience to migrant workers.

Sales, Supply Chain, & Customer Base

We are an online app, targeting migrant workers in Canada with remittances to India, Philippines and soon dozens of other countries. We are also planning on expanding to the U.K. and U.S. in the near future.

Competition

We compete with traditional brick-and-mortar remittance companies like Western Union as well as digital first, new age remittance providers Remitly, WorldRemit and Transferwise, none of whom utilize the combination of blockchain and SWIFT service that we pioneered.

Liabilities and Litigation

There has not been any litigation against ZipZap and the company is not currently involved in and does not anticipate any litigations in the near future.

The team

Officers and directors

Alan Safahi	Founder, CEO, DIRECTOR

Alan Safahi
A serial entrepreneur with nearly 30 years of hands-on experience in the information technology and telecommunications industry. Successfully created and managed numerous payment processing startups. Founder & CEO ZipZap, Inc. May 2011 - Present CEO ZED Network Inc. Dec 2017 - Present

Number of Employees: 7

Related party transactions

The company has an outstanding promissory note to Alan Safahi for $591,734 . The notes bears interest of LIBOR + 0.54% per year, paid monthly in arrears, with the balance due at maturity upon completion of a $5M+ fundraising.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **ZipZap facilitates international money transfer, which is considered a high risk industry.** * Focused on smaller transactions therefore few or no large currency transactions. * No cash transactions to fund transfer. * All funds flow through licensed entities. ZipZap works with banks in both sending and receiving country.
- **The ZipZap Service is fully operated online which exposes us to online fraud, hacking and DDOS attacks.** * ZipZap works with renowned online identity verification provider, who uses thousands of data sources to validate an identity and prevent fraud. * ZipZap has stringent transaction monitoring in place, which analyzes the customer behavior on a continuing basis.
- **ZipZap has to comply with very stringent rules and regulations. Failing to do so has significant impact on the day-to-day business, including closure of bank account, fines and revocation of license.** * ZipZap communicates with and reports to its bank and regulator on a quarterly basis to ensure good relations. * ZipZap has hired an experienced Chief Compliance Officer and other seasoned management team with years of industry experience
- **ZipZap Service is available for individuals – no business transactions processed.** * ZipZap collects personal data from all users. Staged identity verification and validation depending on risk category user. * Comprehensive KYC Policy in place to verify and validate identity customers. * ZipZap monitors customer activity

and transactions on a continuing basis, to avoid fraud, money laundering and other

- **The ZipZap Service is new and therefore it does not have stable customer base – the number of customers will grow rapidly.** * ZipZap has implemented transactions limits, which will depend, among other things, on the level of identity verification and the length of the customer relationship. * The ZipZap team has experience building scalable systems and dealing with high growth customer base. * ZipZap does extensive research on countries and cultures before entering a new market.
- **ZipZap initially focuses on money transfer from Canada to India and the Philippines. India and Philippines are considered a high risk countries, for the reason of, among other things, tax evasion.** * ZipZap only offers remittances through licensed entities such as banks. * ZipZap has a customer identification policy in place which is more stringent that what is required by law. * ZipZap tracks and monitors all transactions, looking for signs of structuring and potential money laundering. * ZipZap asks the customer for the purpose of the transaction. * ZipZap will not operate in/with banned countries and regions.
- **ZipZap will expand to other countries quickly.** * ZipZap will do extensive research before offering the ZipZap Service in a new country.
- **ZipZap has no agents, nor branches and therefore has to do the client on-boarding online.** * ZipZap works with renowned online identity verification providers, who use thousands of datasources to validate an identity and prevent fraud. If the third party cannot verify the identity, a well-trained ZipZap employee will perform a manual
- **The ZipZap Service is an online business.** * A Business Continuity Plan is in place to secure electronic data. * Certified external party hosts ZipZap's server. * ZipZap rigorously tests the software before making any changes to the ZipZap Service.
- **ZipZap has a small team.** * ZipZap hires experienced and seasoned Managers * All relevant ZipZap employees are required to have Compliance training and pass a test. * Only relevant employees have access to customer data.
- **ZipZap works with third party vendors for services including crediting & debiting customers' bank account, and identity verification.** * ZipZap performs due diligence on third party vendors by reviewing (where necessary) the applicable licenses, Compliance & AML program, business continuity program, and security & reliability procedures.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Alan Safahi, 95.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,500,000

Common Stock

The Company is authorized to issue up to 1,000,000,000 shares of common stock. There are a total of 5,500,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

- Convertible Promissory Notes (SERIES 2018 - CF): 0

Terms

Note converts to Common Stock when the company raises $5,000,000 in a qualified equity financing

Valuation Cap: $20,000,000

Discount Rate: 5%

Interest Rate: 5% yearly

Maturity Date: December 31, 2019

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 95% of the per share price paid by the Investors or (ii)

the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [Preferred Stock] of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued

interest shall become fully due and payable on the Maturity Date.

Default.

In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

Voting Rights

Convertible Promissory Notes do not confer any voting rights until they have converted into equity.

- SAFE Notes: 134,933

There are currently $134,933 in outstanding SAFE Notes that will convert to Preferred Stock at up to $15M Valuation Cap, 0% discount and 0% interest rate

upon completion of a $5,000,000+ equity financing.

- Convertible Debt - June 2014: 1,084,500

  Total raised: $1,084,500

  Valuation Cap: $10M

  Interest: 5%

  Discount: 15%

  Maturity: Dec. 31, 2019

  Conversion to Equity: $5M+

- Convertible Debt - May 2011: 1,075,000

  Total raised: $1,075,000

  Valuation Cap: $5M

  Interest: 5%

  Discount: 20%

  Maturity: Dec. 31, 2019

  Conversion to Equity: $5M+

What it means to be a Minority Holder

Convertible Notes have no voting rights until they convert into Common Stock.

As a holder of Convertible Notes, therefore, you will have no right to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Even upon conversion of the notes purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Revenue

Revenue for 2016 was $14,427.11 vs $145,226.39 as we completed our pivot from a cash payment processor to a remittance company and launched a pilot in October 2016 with remittance from Canada to Philippines.

Cost of sales

Cost of sales in 2016 were $ 54,150.40 vs. $10,256.02 in 2015, reflecting the higher costs of operating as a Money Transfer Operator vs, cash payment processor.

Gross Margins

We experienced a gross loss in 2016 of -$39,723.29 due to the launch of the pilot late in the year (October 2016).

We expect gross margins as a percentage of revenue to increase dramatically in 2017 vs. 2016 as we expand our launch to India and grow in customer base.

Expenses

Our 2016 expenses were $26,988.44, down $179,889.01 from expenses of $ 206,877.45 in 2015 as we adjusted to the new business model. We expect this number to grow significantly as we expand sales in 2017.

Liquidity and capital resources

Since its inception in 2007, the Company has raised $2,294,433 from 300+ investors in convertible debt in three rounds of funding.

The Company intends to use the proceeds of this funding to increase its marketing efforts, expand to the U.K. and to fund working capital. See "Use of Proceeds" below.

The Company believes that the funds from the private placement and this offering will enable it to fund operations through 2019, when, based on current assumptions, it expects to reach profitability.

Liquidity Ratios

Current Ratio 0.01 Number of times short-term assets cover short-term liabilities - Measures liquidity

Working Capital $ (2,292,306.17) Amount current assets exceed current liabilities

Inventory to Working Capital (0.01) Measures the dependency of working capital on inventory

Long-Term Liabilities to Working Capital (0.26) Measures the degree to which long-term borrowings have been used to replenish working capital verses fixed asset acquisition

Sales to Working Capital (0.01) Measures the dependency of working capital on sales

<u>Activity Ratios</u>

Accounts Receivable Turnover 4.89 Number of times receivables turn over in a year

Inventory Turnover 2.29 Number of times inventory turns over during the year and needs replacement

Accounts Payable Turnover 7.87 Number of times accounts payable are converted to cash each year

Net Sales to Assets 0.25 Measures the effectiveness of the asset base in producing sales

<u>Profitability Ratios</u>

Gross Profit Percentage (275.34%) Indicates how much of each sales dollar is available to cover operating expenses and contribute to profit

Profit Margin Sales (462.41%) Measure of profitability - Indicator of efficiency

Rate of Return on Total Assets (114.33%) Measures the effectiveness of the asset base in producing net income

Rate of Return on Stockholders' Equity 2.33% Indicates the interest rate earned on stockholders' equity

Retention Ratio 100.00% Measures the percentage of net income retained for future growth and

expansion

Potential Growth Ratio 2.36% Predicts the maximum future growth rate based on current results

Dividend Yield 0.00% Measures the rate earned by stockholders based on the current stock price

<u>Coverage Ratios</u>

Debt Ratio 8952.05% Measures the percentage of assets financed through borrowing and the extent of trading on equity

Owners' Equity Ratio (8852.05%) Measures the portion of total assets provided by the company's investors

Equity Multiplier (0.01) Measures the dollars of total assets for each dollar of stockholders' equity

Debt to Equity (1.01) Measures relative use of borrowed funds as compared to resources invested by the owners

Earnings before Interest and Taxes $ (66,711.73) Measures the operating profit of a company before the effects of financing costs and income taxes

Financial Milestones

The company is investing for continued growth of the brand, as is generating some net income losses as a result. The company, however, has a very low burn rate and enough cash flow to sustain its operations until we expect to generate positive net income beginning in 2019.

The company plans to initiate a Series A fundraising for $5M+ upon achieving $1M+ in Annual Recurring Revenues

Liquidity and Capital Resources

Liquidity:

The company is currently generating small operating losses but it is on the path to profitability by mid 2018 and can sustain itself for 18 months or longer even without reaching profitability.

Capital Resources:

There are currently no other sources of capital other than revenues from operations.

The company, however, wishes to raise money and plans to use the proceeds of this fundraising to expand to new markets, grow customer base and scale rapidly to position the company for a larger ($5M+) Series A fundraising in 2018.

Additionally, the company plans to apply for $1M+ debt financing in conjunction with its Series A funding.

Indebtedness

The company has an outstanding promissory note to Alan Safahi for $591,734 . The notes bears interest of LIBOR + 0.54% per year, paid monthly in arrears, with the balance due at maturity upon completion of a $5M+ fundraising. The Company currently has the following convertible notes outstanding: Convertible Debt - June 2014: Total raised: $1,084,500, Valuation Cap: $10M, Interest: 5%, Discount: 15%, Maturity: Dec. 31, 2016 (extended to Dec. 31, 2019), Conversion to Equity: $5M+ Convertible Debt - May 2011: Total raised: $1,075,000, Valuation Cap: $5M, Interest: 5%, Discount: 20%, Maturity: Dec. 31, 2014 (extended to Dec. 31, 2019), Conversion to

Equity: $5M+

Recent offerings of securities

- 2017-07-03, CF, 134933 SAFE Notes. Use of proceeds: Product Enhancements, Marketing, Operations and Cash Flow

Valuation

$20,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The $20M valuation Cap merely reflects the opinion of the Company as to what would be fair market value based on the previous fundraising round at $15M Valuation Cap

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production- 30% - Enhance software/apps, - Integrate with other payout partners	$2,800	$28,200
Marketing- 15% - Online affiliate programs - Offline events/ Displays	$1,400	$14,100
Working Capital- 50% - Recruit additional staff - Deposits at Partner Banks - Cash Flow	$4,700	$47,000
Reserves - 5% - For currency fluctuations	$400	$4,700
Misc.	$100	

Total Use of Net Proceeds	$9,400	$94,000

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available to all shareholders via email or on the company's web site at www.zipzap.me/investors under Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ZipZap, Inc.

[See attached]

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors:

ZIPZAP, INC
21 ORINDA WAY #C-260
ORINDA, CA 94563

We have reviewed the accompanying balance sheet of ZIPZAP, INC as of December 31, 2016, and the related statements of income and retained earnings and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Rogers & Associates, CPA
Certified Public Accountant

April 13, 2017

ZIPZAP, INC
Balance Sheet
As of December 31, 2016

Assets

Current Assets		
Cash and Cash Equivalents	$	6,174.72
Net Receivables		2,952.00
Inventory		23,615.44
Total Current Assets		32,742.16
Property and Equipment		
Net Property and Equipment		0.00
Total Assets	$	32,742.16

ZIPZAP, INC
Balance Sheet
As of December 31, 2016

Liabilities and Stockholders' Equity

Current Liabilities		
Accrued Interest on Notes (Convertible Notes)	$	165,548.33
Short Time Debt (Convertible Notes 1 Year)		2,159,500.00
Total Current Liabilities		2,325,048.33
Long-Term Liabilities		
Long Term Notes Payable (Safahi)		606,045.50
Total Long-Term Liabilities		606,045.50
Total Liabilities		2,931,093.83
Stockholders' Equity		
Capital Stock		133,629.00
Other Equity		(198,729.66)
Retained Earnings		(2,833,251.01)
Total Stockholders' Equity		(2,898,351.67)
Total Liabilities and Stockholders' Equity	$	32,742.16

ZIPZAP, INC
Income Statement
Accrual Basis

	1 Year Ended December 31, 2016
Sales	
Revenue	$ 14,427.11
Total Sales	14,427.11
Cost of Goods Sold	
Cost of Goods Sold	53,750.54
Refund	399.86
Total Cost of Goods Sold	54,150.40
Gross Profit	(39,723.29)
Operating Expenses	
Contractors	11,922.95
Selling, General & Administartion	92.85
Telecom	445.00
Security Verification	538.10
Legal Fees & Licenses	1,381.25
Payment/Network Fees	5,913.49
Bank Service Charge	750.45
Travel & Entertainment	4,704.54
Shipping & Mailing	473.14
Miscellaneous	766.67
Total Operating Expenses	26,988.44
Operating Income (Loss)	(66,711.73)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(66,711.73)
Net Income (Loss)	$ (66,711.73)

ZIPZAP, INC
Statement of Cash Flows
Accrual Basis
For the 1 Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Income (Loss)	$	(66,711.73)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(13,753.84)
Total Adjustments		(13,753.84)
Net Cash Provided By (Used In) Operating Activities		(80,465.57)
Cash Flows from Investing Activities		
Net Cash Provided By (Used In) Investing Activities		0.00
Cash Flows from Financing Activities		
Notes Payable Borrowings		(32,500.00)
Net Cash Provided By (Used In) Financing Activities		(32,500.00)
Net Increase (Decrease) In Cash and Cash Equivalents		(112,965.57)
Beginning Cash and Cash Equivalents		57,392.15
Ending Cash and Cash Equivalents	$	6,174.72

ZIPZAP, INC
Balance Sheet
As of December 31, 2016 and 2015

Assets

	2016	2015
Current Assets		
Cash and Cash Equivalents	$ 6,174.72	$ 57,392.15
Net Receivables	2,952.00	2,952.00
Inventory	23,615.44	23,615.44
Total Current Assets	32,742.16	83,959.59
Property and Equipment		
Net Property and Equipment	0.00	0.00
Total Assets	$ 32,742.16	$ 83,959.59

ZIPZAP, INC
Balance Sheet
As of December 31, 2016 and 2015

Liabilities and Stockholders' Equity

	2016	2015
Current Liabilities		
Accounts Payable	$ 0.00	$ 13,753.84
Accrued Interest on Notes (Convertible Notes)	165,548.33	165,548.33
Short Time Debt (Convertible Notes 1 Year)	2,159,500.00	2,159,500.00
Total Current Liabilities	2,325,048.33	2,338,802.17
Long-Term Liabilities		
Long Term Notes Payable (Safahi)	606,045.50	573,545.50
Total Long-Term Liabilities	606,045.50	573,545.50
Total Liabilities	2,931,093.83	2,912,347.67
Stockholders' Equity		
Capital Stock	133,629.00	133,629.00
Other Equity	(198,729.66)	(195,477.70)
Retained Earnings	(2,833,251.01)	(2,766,539.38)
Total Stockholders' Equity	(2,898,351.67)	(2,828,388.08)
Total Liabilities and Stockholders' Equity	$ 32,742.16	$ 83,959.59

ZIPZAP, INC
Income Statement
Accrual Basis

	1 Year Ended December 31, 2016	1 Year Ended December 31, 2015
Sales		
Revenue	$ 14,427.11	$ 145,226.39
Web Hosting Income	0.00	856.35
Total Sales	14,427.11	146,082.74
Cost of Goods Sold		
Cost of Goods Sold	53,750.54	10,051.02
Refund	399.86	205.00
Total Cost of Goods Sold	54,150.40	10,256.02
Gross Profit	(39,723.29)	135,826.72
Operating Expenses		
Salaries/Wages Expense	0.00	99,709.70
Contractors	11,922.95	50,242.57
Selling, General & Administartion	92.85	2,605.93
Marketing & Advertising	0.00	2,540.62
Rent	0.00	8,500.00
Telecom	445.00	421.38
Duplicating	0.00	255.92
Security Verification	538.10	808.19
Accounting Fees	0.00	500.00
Legal Fees & Licenses	1,381.25	4,180.64
Office Expense	0.00	802.04
Payment/Network Fees	5,913.49	11,039.54
Bank Service Charge	750.45	2,753.36
Travel & Entertainment	4,704.54	11,680.97
Shipping & Mailing	473.14	1,796.30
Miscellaneous	766.67	9,040.29
Total Operating Expenses	26,988.44	206,877.45
Operating Income (Loss)	(66,711.73)	(71,050.73)
Other Income (Expenses)		
Total Other Income (Expenses)	0.00	0.00
Net Income (Loss) Before Taxes	(66,711.73)	(71,050.73)
Net Income (Loss)	$ (66,711.73)	$ (71,050.73)

ZIPZAP, INC
Statement of Cash Flows
Accrual Basis
For the 1 Year Ended December 31, 2016 and 2015

	1 Year Ended December 31, 2016	1 Year Ended December 31, 2015
Cash Flows from Operating Activities		
Net Income (Loss)	$ (66,711.73)	$ (71,050.73)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable	0.00	0.88
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(13,753.84)	0.00
Total Adjustments	(13,753.84)	0.88
Net Cash Provided By (Used In) Operating Activities	(80,465.57)	(71,049.85)
Cash Flows from Investing Activities		
Net Cash Provided By (Used In) Investing Activities	0.00	0.00
Cash Flows from Financing Activities		
Notes Payable Borrowings	32,500.00	0.00
Proceeds from Sale of Stock	0.00	133,629.00
Net Cash Provided By (Used In) Financing Activities	32,500.00	133,629.00
Net Increase (Decrease) In Cash and Cash Equivalents	(47,965.57)	62,579.15
Beginning Cash and Cash Equivalents	57,392.15	107,576.28
Ending Cash and Cash Equivalents	$ 6,174.72	$ 57,392.15

ZIPZAP, INC
Statement of Retained Earnings
Accrual Basis

	1 Year Ended December 31, 2016	1 Year Ended December 31, 2015
Beginning Retained Earnings	$ (2,766,539.38)	$ (2,778,203.07)
Plus Net Income	(66,711.73)	(71,050.73)
Current Year Retained Earnings	0.10	82,714.42
Less Dividends Paid	0.00	0.00
Ending Retained Earnings	$ (2,833,251.01)	$ (2,766,539.38)

ZIPZAP, INC
Standard Financial Ratios
As of December 31, 2016

Liquidity Ratios

Current Ratio	0.01	Number of times short-term assets cover short-term liabilities - Measures liquidity
Working Capital	$ (2,292,306.17)	Amount current assets exceed current liabilities
Acid Test Ratio	0.00	Number of times cash, accounts receivable, and marketable securities cover short-term debt - Measures immediate liquidity
Defensive Interval Days	0.00	Measures the length of time a company can operate on present liquid assets without resorting to revenues from next year's sources
Altman Z-Score Retail	(762.27)	Numerical ranking that predicts the bankruptcy potential of a company
Altman Z-Score Manufacturing	(129.80)	Numerical ranking that predicts the bankruptcy potential of a company
Accounts Receivable to Working Capital	0.00	Measures the dependency of working capital on the collection of receivables
Inventory to Working Capital	(0.01)	Measures the dependency of working capital on inventory
Long-Term Liabilities to Working Capital	(0.26)	Measures the degree to which long-term borrowings have been used to replenish working capital verses fixed asset acquisition
Sales to Working Capital	(0.01)	Measures the dependency of working capital on sales

Activity Ratios

Accounts Receivable Turnover	4.89	Number of times receivables turn over in a year
Number of Days Sales in Receivables	0.00	Average length of time receivables are outstanding
Number of Days Sales in Inventory	0.00	Average length of time product is in inventory
Inventory Turnover	2.29	Number of times inventory turns over during the year and needs replacement
Operating Cycle Days	0.00	Measures the length of time it takes to convert products and services into cash
Accounts Payable Turnover	7.87	Number of times accounts payable are converted to cash each year
Days' Cost of Sales in Payables	0.00	Measures the average age of accounts payable and indicates the bill paying pattern of the company

ZIPZAP, INC
Standard Financial Ratios
As of December 31, 2016

Net Sales to Assets	0.25	Measures the effectiveness of the asset base in producing sales
Depreciation as a Percent of Fixed Assets	0.00%	Indicates reasonableness and consistency of depreciation expense over time
Repairs and Maintenance as a Percent of Fixed Assets	0.00%	Indicates reasonableness in identifying classification errors between capital expenditures
Accumulated Depreciation as a Percent of Fixed Assets	0.00%	Measures the cumulative percentage of productive asset costs allocated to operations
Net Property and Equipment to Owners' Equity	0.00%	Measures the extent to which investors' capital was used to finance productive assets
Profitability Ratios		
Gross Profit Percentage	(275.34%)	Indicates how much of each sales dollar is available to cover operating expenses and contribute to profit
Profit Margin Sales	(462.41%)	Measure of profitability - Indicator of efficiency
Rate of Return on Total Assets	(114.33%)	Measures the effectiveness of the asset base in producing net income
Rate of Return on Stockholders' Equity	2.33%	Indicates the interest rate earned on stockholders' equity
Retention Ratio	100.00%	Measures the percentage of net income retained for future growth and expansion
Potential Growth Ratio	2.36%	Predicts the maximum future growth rate based on current results
Dividend Yield	0.00%	Measures the rate earned by stockholders based on the current stock price
Coverage Ratios		
Debt Ratio	8952.05%	Measures the percentage of assets financed through borrowing and the extent of trading on equity
Owners' Equity Ratio	(8852.05%)	Measures the portion of total assets provided by the company's investors
Equity Multiplier	(0.01)	Measures the dollars of total assets for each dollar of stockholders' equity
Debt to Equity	(1.01)	Measures relative use of borrowed funds as compared to resources invested by the owners

ZIPZAP, INC
Standard Financial Ratios
As of December 31, 2016

Earnings before Interest and Taxes	$	(66,711.73)	Measures the operating profit of a company before the effects of financing costs and income taxes
Number of Times Interest Charges Earned		0.00	Relates earnings before income taxes and interest
Interest to Net Income before Interest		0.00	Measures the effect of leverage on net income
Book Value per Share	$	0.00	Measures net assets as reported on firm's books applicable to each share of common stock
Earnings per Share	$	0.00	Amount of earnings applicable to a share of stock
Price-Earnings Ratio		0.00	Indicates whether the price of the stock is in line with its earnings

ZIPZAP, INC
Notes to Financial Statements
December 31, 2016

1. Accounting Policies

These financial statements have been prepared in accordance with the Generally Accepted Accounting Principles. A summary of ZIPZAP, INC's accounting policies are as follows:

Inventories are stated at lower of cost or market, determined by the first-in first-out method.

Automobiles, furniture and fixtures, equipment, and buildings are stated at cost, less accumulated depreciation or amortization computed on the straight-line method, and are depreciated over their estimated useful lives of three to ten years.

2. Property and Equipment

Property and equipment at December 31, 2016 and 2015 consist of:

	2016	2015
	0.00	0.00
	$ 0.00	$ 0.00

Depreciation of property and equipment for the years ended December 31, 2016 and 2015 were:

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Discover Investments | Edit My Campaign | Secondary BETA | Tess B.

ZipZap is pending **StartEngine Approval.**



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Raised of $10K - $107K goal

zipzap

ZipZap

Global Money Transfer

Small OPO Orinda, CA Financial Services

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

The Remittance Market is Huge, But Inefficient

Traditional money transfer services are painfully old school, requiring both senders and receivers to come in-person.

The global remittance market is enormous. World Bank estimates that over $600 billion per year is being transferred globally by immigrants to their loved ones back home). However, the technology to support this market hasn't evolved very much. Migrant workers still have to take time off from work, drive to a brick-and-mortar remittance location, wait in long lines to fill our tedious forms and pay expensive fees to send money home during office hours. Meanwhile, the recipients back home (often elderly family members) have to trek into the city, look for a cash pick up location and wait in lines to collect their money. The whole process is very slow, expensive, and inconvenient for all involved.

The Problem With Traditional Methods

- Require sender to visit brick-and-mortar stores & wait in long lines
- Recipient has to find transportation into the city and carry large
- Fees are expensive, making it only cost-effective to send larger amounts of money in fewer transactions
- New mobile transfer operators use the same old SWIFT technology that brick-and-mortar ones, hence their costs are still high

The Solution: Combine SWIFT & Blockchain

ZipZap' proprietary Currency Router technology enables us to efficiently transfer money using either traditional SWIFT banking rails OR global

and faster. ZipZap uses both SWIFT and Blockchain technology to safely, and quickly, transfer money. With both options available, we're able to automatically distinguish what the best payment option is and help customers send remittances back home more affordably.

Investment

Convertible Note

Note converts to Common Stock when the company raises $5,000,000 in a qualified equity financing

Maturity Date: December 31, 2019

$20M valuation cap

5% discount rate

5% yearly interest rate

Maximum ($400,000) of Convertible Notes

Minimum ($10,000) of Convertible Notes

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

THE ONLY COMPANY WITH A HYBRID SOLUTION


DIGITAL FIRST
zipzap
OKCoin
CIRCLE
Remitly
worldremit
ABRA
coins.ph
TransferWise
KORBIT
BANK/SWIFT
BLOCKCHAIN
MoneyGram
Ria
WESTERN UNION
BRICK/MORTAR

ZipZap Utilizes Multiple Ways To Move Money

SWIFT/Bank

This is the traditional means of sending remittances used by banks wordlwide

ZED

ZED Network enables instant transfer of money worldwide using ZED Cryptocurrency

Bitcoin

Bitcoin is the first and largest global cryptocurrency, providing us access to hundreds of markets.

OK Coins

OK Link enables instant transfer of money to dozens of countries using Bitcoin or OK Dollars

Customer Journey & Funds Flow


UK - Philippines
ZipZap Buys ZED with GBP
Instantly Convert ZED - PHP
Sender initiates the transaction in ZipZap App and funds the transfer with Online Bank Transfer or Debit Card
GBP
ZED
PHP
ZipZap's ZED Wallet
ZED Payout Partner
Sender Bank Account (UK)
GBP
ZipZap Bank Account-UK
Recipient Bank Account /Cash Pickup (Philippines)
Payment Processor (UK)
ZipZap Bank Account - Philippine
GBP
PHP
Bank partner Converts GBP to PHP
Consumer receives deposit in their bank account or picks up cash at participating retail locations in the Philippines

Our App Makes Sending As Little As $25 Easy

Low income migrant workers can't afford to send thousands of dollars at once.
That's why we make it easy and affordable for them to send micro remittances frequently.
ZipZap combines international money transfer technology with a burgeoning social platform.
Think of it as Venmo for global micro remittances. That means that you can send money as needed and as available. $50 this week, $75 the next.


zipzap
SIGN IN

Create an account and Login securely to your ZipZap mobile app from anywhere at anytime


Transactions

Keep track of all your transactions in one place and monitor your activities in real time.


James Richardson
Cash Pickup
LBC
M Lhuillier
PNB
Western Union
SAVE

Multiple payout options such as Bank Transfer, Cash Pickup & Door to Door Delivery


Edit Recipient Info

Easily add or edit recipients with just a few taps on your mobile phone.

Already Active in Some of the Largest Remittance Countries

Users can currently send remittances from Canada to India, China & Philippines.

We have bank connections and activity in some of the largest remittance-receiving countries of the world.


India

$62 Billion
Remittances Sent to India, 2016 (WorldBank)
India was the world's largest recipient of remittances in 2016


China

$61 Billion
Remittances Sent to China, 2016 (WorldBank)
China was the 2nd largest recipient of remittances in 2016 .


The
Philippines

$31Billion
Remittances Sent to the Philippines, 2016 (WorldBank)
Philippines was the 3rd largest recipient of remittances in 2016



Plus dozens of countries and payment options in Europe, Asia Pacific, Latin America, Middle East and Africa, currently scheduled to be launched in Q1/ 2018

Target Markets for Expansion in 2018

Because of speed to market, we started by initiating remittances from Canada, with plans to expand to even larger remittance markets such as the U.K. and U.S. in 2018.

U.S.A.



$138 Billion
Estimated Remittances Sent From the U.S, 2016 (WorldBank)

United Kingdoms



$25 Billion
Estimated Remittances Sent From the UK, 2016 (WorldBank)

Marketing Plan - UK

Below is a portion of our Marketing Plan that we will execute upon launch in the UK in Q1/2018:

I- Consumer Marketing (Migrant Workers):
Consumers are divided into Senders and Receivers.

Senders are usually from a developed country such as Canada, US, UK, or Europe while their Receivers are in developing countries such as India, China, Philippines, Nigeria and Pakistan.

Our strategy is to target the Senders in the developed countries using online marketing channels such as Social media (Facebook, WeChat, Google) as well as as well as rate comparison sites such as WorldBank , RemitRate , ExchangeRateIQ.

Consumers can also be reached through alternate advertising such as ethnic TV stations, Radio stations, Cable TV and print publications as well as sponsorship deals and ethnic/religious festivals. In addition to the above, we also incorporate an aggressive referral program whereby existing customers receive a Personal Promo Code that they can send to their friends and family, awarding both the referrer and referees one month of free remittances upon the first paid remittance.

- **College Ambassadors:** College Ambassadors are intern advocates that blog about ZipZap on social media sites and help recruit customers for ZipZap to get referral fees of £5.00 / new referral. College Ambassadors are recruited from local colleges and earn school credits as well as the above commissions.
- **Retail Ambassadors:** Retail Ambassadors are small retailers in ethnic communities (Indian, Filipinos, Chinese) that have great relationships with local migrant workers but that do not wish to become a full fledge Western Union or RIA agent due to banking issues and/or operational flows in their queues (former Western Union/RIA agents who have lost their bank account due to remittances are prime targets). Retail Ambassadors get paid £5.00 / new referral for which they display ZipZap flyers, banners and decals in their stores and direct consumers to download and use ZipZap app and receive one free month of remittances.
- **Community Ambassadors:** Community Ambassadors are business development professionals from various ethnic minorities with experience selling to the ethnic retail channel. They recruit Retail Ambassadors and partner with local community leaders to promote ZipZap brand in the local communities. Community Ambassadors earn modest salaries, bonuses, commissions and stock options depending on their achievements.
- **Affiliates**:Affiliates are corporate clients, charities and nonprofits that wish to refer their employees and members to use ZipZap services either as a perk for the company or as a way to fundraise for the charity. In the case of the latter, Affiliates get paid referral fees of £5.00- £10.00 per each new, paid customer.

II- Consumer Marketing (Expats):
We plan to market to Expats primarily online through:

- Facebook (mostly Filipinos)
- Linked-In (professionals)
- Google Adwords (all)
- Bing (all)

We will also have online affiliates (bloggers, content providers, non-profits, charities, corporate clients, etc.).

Online Affiliates get paid referral fees of £5.00- £10.00 per each new, paid customer that they refer to ZipZap.

How We Make Money

Transfer Fee	FX Conversion Fee	Membership Fee (opt.)
$2.00 - $4.95	**up to 3%**	**$5.00 - $25.00/Month**

Prior Funding History

Convertible Debt - May 2011

Total raised: $1,075,000
Valuation Cap: $5M
Interest: 5%
Discount: 20%
Maturity: Dec. 31, 2014 (extended)
Conversion to Equity: $5M+

Convertible Debt - June 2014

Total raised: $1,084,500
Valuation Cap: $10M
Interest: 5%
Discount: 15%
Maturity: Dec. 31, 2016 (extended)
Conversion to Equity: $5M+

SAFE Note - July 2017

Total raised: $134,750
Valuation Cap: $15M
Interest: 0%
Discount: 0%
Maturity: N/A
Conversion to Equity: $5M+



A letter from our Founder

As an immigrant from Iran, who left the country just prior to the 1979 revolution, I have seen firsthand the difficulties facing immigrants sending money home to their loved ones.

However, I did not realize how much more difficult and expensive it was for low-skilled migrant worker that typically hold down 2 or 3 jobs (usually at minimum wage) to send money home. The problem was universal across the world but even worse in poorer countries where the remittance fees spiked from a typical 8% to 20-25%!

World Bank reports that even a 1% drop in fees could create millions of jobs and add to the Gross Domestic Product (GDP) of these developing countries. This would have a ripple effect of enhancing quality of life, healthcare, education, clean water and food for millions of people.

I thought something had to be done to help low skilled immigrants that are already at the bottom of economic scale, keep more of their hard earned cash while making a positive social impact worldwide.

I travelled the world for a couple of years and spoke frequently at industry conferences about the unfair remittance prices, sharing stats from World Bank and World Health Organization.

The response from the community was unbelievable and led me and my team to refocus the mission for ZipZap to help build a simpler and less costly remittance solution for the millions of migrant workers worldwide.

I would like to ask you to join us in this journey by making an investment in ZipZap to help us build the the largest and most trusted remittance company with a mission to enhance the lives of millions of people worldwide.

Thank you,

Alan Safahi
Founder & CEO
ZipZap, Inc.

Investor FAQs

What is ZipZap?
ZipZap is a mobile money transfer app.

What is your current status?
We are licensed and live in Canada with remittances to India, China and the Philippines. We are launching in the U.K. and are expanding to dozens of receiving countries around the globe in early 2018.

Who are the people that use Zip Zap?
Migrant workers in Canada (and soon UK and US) who send money to Philippines, India and China (and soon dozens of other countries)

How many active customers do you have today?
We currently have 300+ active users in Canada and hundreds of recipients in India and Philippines

Do you have customer testimonials?
Yes. Please see the reviews on Google search engine and Google Play Android app.

What are your stats in 2017?

- Total Registered Senders: 3,331
- Total Registered Recipients: 1660
- Total # of Transactions: 1842
- Total $ Volume Sent: CAD $1,028,930
- Average Remittance Amount: CAD $414

How does ZipZap work?
This diagram shows the typical transfer between a Sender in Canada and a Receiver in the Philippines with the remittance via our Currency Router using either digital currencies like Bitcoin or traditional bank-to-bank payment.

What are your key differentiators?

- ZipZap is the only remittance company we know of to utilize a Currency Router with both Blockchain technology and traditional payment rails, resulting in the lowest possible FX cost for the transfer.
- ZipZap markets to the low skilled workers which is the largest segment of the 215 million migrant community pyramid, instead of fighting over the same high skilled workers that all our competitors try to reach online at ever greater customer acquisition costs of $100/person or more.
- ZipZap employs a group of interns called College Ambassadors as well as ethnic retail outlets called Retail Ambassadors for a truly grass roots marketing campaign to reach these low skilled migrant workers in the environment that they feel most comfortable.
- ZipZap offers its customers one free month of service for each paid monthly subscriber referred (which at $10-415/mo is less costly than the competitor's customer acquisition costs).

Why did you start your company?
We wanted to simplify and streamline remittances so that we can reduce costs and leave more money in the pockets of the migrant workers and their loved ones.

Describe your customers / users: who will benefit from your solution?
Low skilled migrant workers who work 2-3 jobs to send money home to their loved ones

What is the problem you are solving and why is it a big problem?
Remittances are costly due to inefficient ways that current providers acquire customers, perform Know Your Customer (KYC) validations and Anti Money Laundering (AML) rules. We have streamlined all these processes and created a proprietary Currency Router that automatically selects the most efficient way to move money between traditional payment rails such as banks/SWIFT and Blockchain gateways and exchanges worldwide.

How is your customer solving the problem today and why is your solution better?
Migrant workers currently use brick and mortar locations that are inconvenient for them to use (expensive, long lines, paper forms, open during business hours only,...). They pay $8-$10 per remittances that could take 1-3 days to clear. They also pay currency conversion fees of 6%-8% in addition to transfer fees mentioned above.

ZipZap customers use a mobile app that takes less than a few minutes to register and initiate payment, pay $10/mo or $100/yr for unlimited remittances that usually arrive within a few minutes. The process is very transparent to both Sender and Receiver. Behind the scenes, we use sophisticated algorithms to KYC the Sender and Receiver, detect fraud and money laundering, and reduce transaction friction, costs and delivery times.

What is your go-to-market strategy?

- Create a super easy mobile and web apps that are convenient for the consumers
- Integrate with ZED to outsource all back office operations in order to focus on sales, marketing and customer acquisition
- Acquire customers through innovative marketing efforts, retain them with superior service and encourage referrals to friends and family
- Launch with Canada-Philippines and Canada - India corridors and quickly expand to dozens of countries worldwide
- Launch in the UK and obtain licensing to expand presence to the rest of top remittance sending countries: U.S./EU/UAE /Saudi Arabia

What is your revenue model?

- **Transfer Fees:** $2.00-$4.95/transfer depending on the corridor
- **FX Currency Conversion Fee:** up to 3%
- **Membership Fees:** $5-$25/mo (launched in early 2018)

Explain why your team has what it takes (roles and past experience vs challenges)?

We are migrant workers ourselves. Our team members are either first or 2nd generation immigrants that understand the pain point and have a passion to help improve the lives of other migrant workers. The team consists of experienced management led by Alan Safahi (CEO), USC MBA with over 30 years of experience and 5 startups in technology, telecommunications, payment processing and FinTech.

Herbert Magbanua, Managing Director, Canada, is a seasoned manager with 25 years of experience in international management including Philippine Long Distance Company.

Ben McSweeney, Managing Director, U.K., is an Oxford MBA with 7+ years of leadership experience including at American Experience.

Is ZipZap registered in all sending and receiving countries?

We are registered with FINTRAC in Canada and FCA Sandbox in the U.K. We work with banks and licensed money transfer companies in India and Philippines to remit funds to recipients using their money transfer license.

What are your transaction costs and fees?

We pay about $1.00-$2.50 for payouts through banks and cash pickup locations through traditional payment rails and 0.25% - 1% through OK Link and ZED. We charge between $2.00 - $4.95 per transfer and up to 3% in FX Currency Conversion Fees. We plan to offer membership plans starting in Q3/2018 that range from $5/mo- $25/mo which unlock exclusive features and benefits for members as follows:

ZipZap Membership Benefits

	Pay As You Go	Basic Membership	Premium Membership	VIP Membership
Cost	$2.00-$4.95/transfer	$5/mo	$15/mo	$25/mo
Trx Limit	<$1,000	$1,500	$2,500	$5,000
24 hour Limit	<$1,000	$3,000	$5,000	$10,000
30 Day Limit	$3,000	$5,000	$10,000	$50,000
Locked-In Rate	1 day	2 days	4 days	7 days
Fast Delivery	Yes	Yes	Yes	Yes
Cash Pickup (where available)	Yes	Yes	Yes	Yes
Bank Transfer	Yes	Yes	Yes	Yes
Door to Door Delivery (where available)	Yes	Yes	Yes	Yes
Recipient Send Request	Yes	Yes	Yes	Yes
FX History Chart		Yes	Yes	Yes
Flex Send – Post Date	-	Yes	Yes	Yes
Flex Send – Set Rate	-	Yes	Yes	Yes
Recurring Transfers (credit/debit cards)	-	Yes	Yes	Yes
Planned for Q4/2018:				
Mobile Top Up	-	Yes	Yes	Yes
Mobile Top Up Discounts	-	10% off	15% off	20% off
Bill Payment	-	Yes	Yes	Yes
Bill Payment Discounts		10% off	15% off	20% off
Send now, Pay later (on approved credit)	-	Yes	Yes	Yes
ZED Rewards Loyalty Points	-	-	Yes	Yes
Vote on new features	-	-	-	Yes

What are the barriers to entry in this market?

The barriers to entry include;

- Customer Relationships - ZipZap has been operating in Canada since 2016 and enjoys a solid base of happy customers that contineously refer their friends and family to ZipZap
- Licensing - ZipZap has license in Canada through FINTRAC and a sandbox license agreement with FCA in the U.K.
- Banking- ZipZap has USD, CAD, INR and PHP bank accounts (most banks will not support new remittance companies due to exposed risks)
- Payment processing- ZipZap has partnerships in place with bank transfer, Debit and Credit card processing in Canada and U.K.(most processors will not support new remittance companies due to exposed risks)
- Blockchain Technologies - ZipZap has partnered with Blockchain based companies such as OK Link and ZED for payments and integrations to gateways and exchanges globally for quick to market and low cost remittance solution
- Currency Router- ZipZap has created a proprietary platform to automatically find the most efficient
- Payout Networks - ZipZap has partnerships in place to pay recipients in India through ALL banks and the Philippines through all banks and 10K+ cash payout locations. ZipZap is in integration phase to expand payout partnerships to dozens of other countries around the globe in Q1/2018
- Application - ZipZap has a fully functional iOS, Android and web apps which are robust, yet very user friendly
- Membership Plan- ZipZap offers exclusive features and benefits including higher transfer limits to members based on their membership levels

Who are your competitors and what makes you unique/ gives you a sustainable competitive advantage?

- Legacy Providers such as Western Union, MoneyGram and RIA have an entrenched network of agents that they need to keep happy and thus they do not actively promote their mobile apps that take away revenues from these agents
- New age mobile and internet remittance companies such as Azimo, Remitly, Transferwise, WorldRemit and Xoom do not currently utilize Blockchain technologies such as our Currency Router technology that provides us a significant cost advantage.
- Blockchain based remittance companies such as ABRA, BitPesa, ReBit rely on Bitcoin which has a higher cost and transfer delays due to mining fees versus other crypto currencies also offered by ZipZap like OK Coin and ZED which have virtually no costs and/or delays

Is ABRA a competitor?

ABRA is trying to build a peer-to peer-remittance network in addition to a large global distribution network, two major undertakings which take a very long time to accomplish. Although we will likely compete with them in direct customer acquisition, it is also possible that they will need to partner with companies like ZED to scale in order to have enough volume to keep their "agents" happy.

How is ZipZap different than Transferwise?

- Transferwise is a peer to peer network, enabling tech savvy consumers to trade "currencies" with each other instead of using banks while ZipZap primarily targets migrant workers who often work 2 jobs to send money home to maintain their family
- Transferwise uses Currency Cloud as their back up currency provider in case of lack of liquidity. ZipZap uses ZED which utilizes a network of traditional banks and remittances companies in addition to a global network of Blockchain exchanges and gateways to find the most efficient way to move funds.
- Transferwise charges a transfer fee of $10 for each transfer in Canada (0.9% for US-India or $9 for a $1,000 payment) while ZipZap charges much less Transfer Fees and FX Fees
- ZipZap plans to offer a membership model that unlock significant benefits and feature for members such as higher transfer limits and better FX rates

What are your FOREX conversion costs and fees?

We charge up to 3% above the bank-to-bank rate (well below 6-8% charged by traditional remittance companies to consumers)

Are there any taxation or federal regulation compliance issues?

There are no taxes for remittances in Canada. Local banks and remittance partners will handle the receiving countries' taxes, if any. We are in full compliance with all regulations in all jurisdictions that we operate in.

Are there any currency hedging requirements?

We use a proprietary Currency Router that routes the transaction to the least expensive option, whether through traditional banking rails or Blockchain gateways and exchanges. We carry minimal risks for currency fluctuations if we decide to hold currency amounts in excess of our daily needs which risk we can reduce through hedging practices if needed.

What happens if the government shuts down Bitcoin or ZED?

ZED is launched in compliance with both US and Canada securities regulation so the likelihood of them getting shut down is very low but even if they are shut down, the ZED currency will still be processed as ZED is built on top of Stellar network with a distributed network of multiple gateways and exchanges worldwide.

Please note that we use a Currency Router that routes the transaction through a hybrid of traditional payment rails as well as Blockchain currencies (Bitcoin, ZED, OK Coin, etc.). The reason we chose this hybrid approach was so that we are not dependent on any single payment option or currency.

Therefore, there is no threat to ZipZap even if Bitcoin or ZED is gone tomorrow because the platform would then simply use another payment option including traditional banks.

What is the advantage that ZipZap has in the case that Bitcoin is shut down?
Our currency Router is capable of routing transactions through unlimited number of options, so if Bitcoin fails, we can route the transaction through banks/SWIFT, remittance companies or other decentralized currencies such as ZED, OKCoin, etc. The advantage is that we are not locked into only one option - we will select the BEST option no matter what the circumstances are. This provides the maximum flexibility and the best rate for our customers.

What are Investor entry and exit strategies?
This is a convertible debt round with a $20M Valuation Cap with 5% discount and 5% interest. Investors can participate through StartEngine by paying a minimum of $500 and we pay the closing costs. Investors can exit by converting to equity at a $5M+ Series A round or upon sale of the company.

What is your valuation?
The Valuation Cap for this round is at $20M. The Valuation Cap for the last round in 2017 was at $15M before we had any significant traction. We have since greatly increased our customer base, transaction volume and revenues.

What do you attribute the initial lower margin gains to?
Remittance business is all about scale and therefore, it makes sense to sacrifice margins initially for rapid growth.

What is the history of funding and development at ZipZap since inception?
ZipZap was launched in 2011 with $550K investment from Founder Alan Safahi. We also raised $1.075M from early stage VCs (Blumberg Capital, TriplePoint Ventures, Fashionmall.com) in 2011 to build a global cash payment network to process payments for online merchants and crypto currency exchanges.

We raised another $1.0845M in June 2014 fr0m Blockchain Angels and VCs (500 Startup, AngelList, Blumberg Capital, Cryptocurrency Partners, etc.) to build our Currency router based on Blockchain technologies and access to crypto currency gateways worldwide.

In 2014, we began to build a remittance app on top of our cash payment network and Blockchain assets that was beta launched in October 2015.

We launched in October 2016 with remittances to Philippines and added India and China in 2017.

We raised $134,740 in a Regulation Crowdfunding round in July 2017 to test various marketing plans and perfect the product/market fit.

We are now growing rapidly and need additional funding to continue to scale up in preparation of a Series A funding.

Please see above section titled Prior Funding History for more details.

What's the status on Bank tie-ups both in Philippine & India?
We are live with all banks in the Philippines and India. In addition, we offer cash pickup at over 10,000 locations in the Philippines and are in the final steps of integration with payment partners that allow us to grow to dozens of additional markets worldwide.

What are the regulations around this business & the status of ZipZap compliance?
Remittance companies are required to be licensed in the countries they initiate payment (i.e. collect funds from consumers) and work with other regulated bodies in the countries that they remit money to. We are licensed in Canada and a licensed Agent for 30 states in the US. We work with banks and licensed money transfer companies in India and Philippines.

###

May 2011

ZipZap Launches with Seed Round

Raised $1.075 million to initiate product and software development

May 2011

Launched Cash Payment Network—700K locations

Expanded network to U.S., Brazil and Russia.

March 2012

Partnership with MoneyGram

Added 37K cash payment networks such as WalMart, CVS, etc.

June 2012

Processing for Bitcoin Exchanges

Established ZipZap leadership in cryptocurrency segment.

September 2014

Developed Currency Router (SWIFT / Blockchain)

We become the world's first and only hybrid currency router provides significant cost benefits over competitors.

April 2015

FINTRAC License - Canada

Allowed us to operate in Canada and start deliver remittances.

September 2016

Mobile, Android, and Web App All Launched

ZipZap becomes available to migrant workers through their smartphones and desktop computers.

March 2017

The Philippines, China and India Live

We have a full product launch, allowing migrant workers to send remittances from Canada to three of the biggest remittance countries.

Q1 2018

Launch in the U.K.

Users can send remittances from The United Kingdom to Canada, India and Philippines (ANTICIPATED).

Q3 2018

Launch in the US

Complex federal requirements have kept us out of the biggest remittance market in the world. We hope to become a player in U.S. remittances in Q3 2018 (ANTICIPATED)

In the Press

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Meet the Founder



Alan Safahi

Founder, CEO, DIRECTOR

A serial entrepreneur with nearly 30 years of hands-on experience in the information technology and telecommunications industry. Successfully created and managed numerous payment processing startups. Founder & CEO ZipZap, Inc. May 2011 - Present CEO ZED Network Inc. Dec 2017 - Present

And the Rest of the Team



Ben McSweeney

Managing Director - UK

Oxford MBA with 7+ yrs in sales and business development, most recently at American Express. Managing Director - UK ZipZap Europe Ltd. (Remittance Provider) Nov. 2016- Present Sales Director METADATA CONSULTING LIMITED (Boutique Consultancy) Nov 2016 – Present Advisor Laundryheap (laundry & dry cleaning startup) Jan 2017 – Present Master of Business Administration Said Business School University of Oxford Sep 2015 – Sep 2016



Herbet Magbanua

Managing Director - Canada

Engineer with 18+ years in B2B Sales and business development including Philippine Long Distance Company Managing Director - Canada ZipZap Canada Inc. (Remittance Provider) Apr. 2016 - Present Telecom. Consultant HMM CONSULTANCY (Consulting Company) Aug 2014 – Present Business Manager, Product Mgr., Country Executive PLDT (Telephone Company) Aug 1998 – Jun 2012 Electrical Engineering University of Negros Occidental - Recoletos, Philippines

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Note

Note converts to Common Stock when the company raises $5,000,000 in a qualified equity financing

Maturity Date: December 31, 2019

$20M valuation cap

5% discount rate

5% yearly interest rate

Maximum ($400,000) of Convertible Notes

Minimum ($10,000) of Convertible Notes

Company	ZipZap, Inc.
Corporate Address	21 Orinda Way, #C-260, Orinda, CA 94563
Description of Business	Global money transfer app
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$500

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in ZipZap,Inc. ("Company"). The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000 in qualified equity financing. The highest conversion price per share is set based on a $20M company valuation cap or if less, then you will receive a 5% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the Company or convert into stock.

The 10% Bonus for StartEngine Shareholders

ZipZap, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest **within a 24-hour window of their campaign launch date**. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Hi;

I'm Stefanie.

Just like you, I send money back home to my loved ones all the time.

Most money transfer services are slow, expensive, and inconvenient. I'm forced to take off work, drive to a retail location, wait in line, fill out a form, and sit around for a confirmation. What a waste of time.

Even worse! Most remittance shops only stay open for limited hours, so if someone in my family has an emergency, and needs money fast, I have to wait until the next day to give them the help they need!

Luckily, I found ZipZap. It's like having a money transfer agent in my pocket 24/7.

ZipZap understands how important it is for me to be able to send money home to my loved ones anytime and anywhere. The experience is so quick and easy.

I set up the app in minutes, linked my bank account and was sending money home immediately. At less than half the fee of those other remittance companies too!

My family can pick up cash at a local remittance center or have the funds deposited directly into their local bank account the same business day without any additional charges.

I got all my friends and family using ZipZap now!

Take it from someone who's tried them all, ZipZap is the fastest, most convenient, and most affordable remittance service in the world. Save time, money, and headache by downloading the ZipZap App and start sending money home within a few minutes.

You'll thank me later!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's

payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.
Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
Conversion; Repayment Premium Upon Sale of the Company.
In the event that the Company issues and sells shares of its Convertible Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes resulting in gross proceeds to the Compnay of at least $
If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.
Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.
For the purposes of this Note: Example - Company was sold entirely or had a change of control. It was sold either for stock or cash consideration.If the Investor is not a Major Investor, the Company may repurchase this instrument from the Investor prior to a Change of Control or Dissolution Event for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the " Repurchase ," and such greater value, the " Repurchase Value "); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Standard Preferred Stock or Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the price per share of the Financing Preferred Stock or the Safe Price, as applicable, and is referred to as the " Aggregate Value "), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.
Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.
Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.
Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.
Default. if there shall be any ***"Event of Default"*** hereunder, If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "Senior Preferred Holders' Payment") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the

assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: ____%%SUBSCRIBER_SIGNATURE%%____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

EXHIBIT F TO FORM C

Convertible Note Subscription Agreement

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a

%%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the “Company”), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber’s subscription is rejected, Subscriber’s payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber’s obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING_AMOUNT%% (the “Oversubscription Offering”). Providing that subscriptions for %%MIN_FUNDING_AMOUNT%% Securities are received (the “Minimum Offering”), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a “Closing Date”).

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT%% (the “Escrow Agent”) from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary’s payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have “knowledge” of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have “knowledge” of a particular fact or other matter if one of the Company’s current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company’s powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any

governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Rogers & Associates, CPA, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or

other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company,

the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of

securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY

SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such

provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

	%%NAME_OF_ISSUER%%
This Subscription is accepted	By:
on %%TODAY%%.	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the “Company”), promises to pay to %%VESTING_AS%%, the investor party hereto (“Investor”) who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the “Note”) the principal amount set forth above and on the signature page of his/her subscription agreement (the “Subscription Agreement”), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the “Crowdfunding Notes”) to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the “Investors”).

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2019 (the “Maturity Date”).

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Stock to investors (the “Equity Investors”) on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a “Qualified Financing”), then it converts into Common Stock at conversion price equal to the lesser of (i) 95% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its

electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

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